K&L Gates LLP

One Lincoln Street

Boston, Massachusetts 02111

December 27, 2012

George J. Zornada Phone: 617.261-3231 Fax: 617.261.3175 george.zornada@klgates.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Chad Eskildson

Re:	The Endowment Master Fund, L.P. (“Master Fund”)

(File Nos. 811-21527 and 005-80061);

The Endowment Registered Fund, L.P. (“Registered Fund”)

(File Nos. 811-21528 and 005-80062);

The Endowment TEI Fund, L.P. (“TEI Fund”)

(File Nos. 811-21730 and 005-80652);

The Endowment Institutional Fund, L.P. (“Institutional Fund”)

(File Nos. 811-22367 and 005-85879); and

The Endowment Institutional TEI Fund, W L.P. (“Institutional TEI Fund”)

(File No. 811-22465 and 005-86450)

(collectively, the “Registrants”)

Dear Mr. Eskildson:

In the course of your review of the financial statements of the above-listed Registrants, you provided the following comment (“Comment”) via telephone message to the below signed on December 21, 2012. After review and discussion with the investment adviser to the Registrants, and at your request, Registrants submit the following response. We believe the comment response fully satisfied the inquiry.

Comment: It does not appear that Registrants have filed their fidelity bond in 2012. Please verify that Registrants have obtained the requisite fidelity bond and indicate why such has not been filed.

Response: Registrants confirm that their respective board of directors approved on April 17, 2012 renewal and maintenance of the joint fidelity bond, containing the requisite amount of coverage and as otherwise required pursuant to Rule 17g-1 under the Investment Company Act of 1940. The current bond has been effective for the period from April 30, 2012 until expiration on April 30, 2013. Such has now been filed on EDGAR pursuant to Rule 17g-1, which requires filing of such bond and certain accompanying materials “within 10 days after receipt of an executed bond.” As is typical in the insurance industry, the executed bond was not received by Registrants for some period following the approvals. However, there was significant delay in receipt of the present executed bond in correct and final form based on a number of issuance errors on behalf of the insurer. These included delay due to the addition of new funds that had been left off of the joint bond, continuing questions from the insurer in their efforts to issue the document correctly, and upon initial receipt further delays based on the documents having been sent forward for filing with versions of the corrective endorsements but not the original bond. Registrants received the bond in proper form for fling in December 2012, and have now made the requisite filing with in the 10 period under Rule 17g-1.

Thank you for your attention to these matters. If you have any questions regarding this matter, please contact the undersigned at (617) 261-3231.

Sincerely,

/s/ George J. Zornada
George J. Zornada